# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Femto Technologies Inc., CIK 0001888151
CUSIP: 31447N303
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 2264E 11TH AVENUE, VANCOUVER, British Columbia Canada (A1), V5N1Z6
Date of event which requires filing of this statement: 04/24/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002042926

## Reporting persons
- Corley Thomas John: type of reporting person: individual (IN); citizenship or place of organization: Pennsylvania (PA); sole voting power 30,000; shared voting power 0; sole dispositive power 30,000; shared dispositive power 0; aggregate amount beneficially owned 30,000 (5% of the class)
  Comment: Percent of class is calculated based on 299,848,784 shares outstanding on April 21 before the "1-for-500 reverse stock split". Thus approximately there are approximately 599698 shares post reverse split.

## Item 1. Issuer
Name of issuer: Femto Technologies Inc.
Address of issuer's principal executive offices: 2264E 11TH AVENUE, VANCOUVER, BRITISH COLUMBIA, CANADA, V5N1Z6

## Item 2. Person Filing
Name of person filing: Thomas Corley
Address of principal business office or, if none, residence:
132 Washington Place
State College, PA 16801
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 30000
Percent of class: 5.0
Sole power to vote or to direct the vote: 30000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 30000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Corley Thomas John: Thomas Corley, Individual (04/24/2025)